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                       [LETTERHEAD OF PEREGRINE SYSTEMS]

                                                Filed by Peregrine Systems, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933


                                             Subject Company: Remedy Corporation

                                                     Commission File No. 0-25494



Early in June, Larry Garlick wrote to all of you about the intent of Peregrine Systems to acquire Remedy Corporation. Both companies have been working to satisfy the regulatory requirements associated with a deal of this nature. I am very pleased to let you know that a critical part of this process has been approved, and both companies are well on the way to completing the transaction.

This is the beginning of a long and mutually beneficial combination, which will result in Remedy customers having a far broader range of solutions from a single partner. Both Larry and I remain convinced that the combination of Peregrine's best practice solutions and integration technology, along with Remedy's flexible and adaptable solutions and business process authoring technology, will create the premier product lines and platform offerings in the market. You now have more power of choice, best practice process applications or the more adaptable Action Request System to customize your own solution.

On behalf of Peregrine, I want to reaffirm our commitment to Remedy customers. After the acquisition, Peregrine will honor Remedy's policy to provide Technical and Engineering Support and Maintenance on the current releases of products, and we will continue to uphold the standing commitment for maintenance of the two previous feature release versions for customers with Support contracts. We will also honor Remedy's multi-year Support agreements.

Peregrine will also continue to support and maintain the Remedy Action Request System and its capabilities. The next major feature release of the Action Request System, version 5.0, will be released before the end of the year. Our goal is to make this transition as seamless as possible with maximum benefit and compatibility to you.

As a result of the Remedy/Peregrine combination, customers all over the globe will have expanded opportunity. By bringing together the best of the Peregrine and Remedy philosophies, services and product lines, new possibilities will open up that would not be possible on a smaller scale. By building upon the knowledge and expertise of Remedy, and Peregrine's renowned application development organizations we will create a future that offers the power of choice in attaining a frictionless business.

Attached you will find a list of frequently asked questions which I hope will address many initial questions you may have concerning the companies' combination and our current plans for Remedy's products and technology. I look forward to contacting you again when the acquisition is complete. At that point, we will provide even more detailed product and integration roadmaps for future Remedy and Peregrine technology and solutions. We look forward to working with you.
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                       [LETTERHEAD OF PEREGRINE SYSTEMS]

    Best Regards,


    Steve Gardner
    Chairman and CEO
    Peregrine Systems

    Attachment

                              * * * * * * * * * *

The foregoing letter to Remedy customers contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, and intentions of Peregrine and, and assuming completion of the pending acquisition of Remedy, Peregrine and Remedy as a combined company. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine as of today's date, and Peregrine assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of future events or results. For instance, while Peregrine and Remedy have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Additional information regarding the necessary government or stockholder approvals and the conditions for closing are contained in Peregrine's registration statement on Form S-4 filed with the Securities and Exchange Commission.

The businesses of Peregrine and Remedy are each subject to numerous risks described in greater detail in their respective filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. In particular, each company's quarterly and annual revenues and operating results are uncertain and difficult to predict, particularly in an environment of decreasing capital investment in technology. Each company operates in extremely competitive markets and faces numerous risks associated with product development efforts, intellectual property protection, loss of key employees, and other factors described in their respective SEC filings.

In addition, the proposed merger poses additional risks and uncertainties for Peregrine, Remedy, and the combined company after the merger. These risks include, but are not limited to the risks that the merger will not close; that Peregrine and Remedy cannot successfully integrate their businesses; that after the acquisition, the combined company cannot timely develop, produce and gain market acceptance for the combined products and services of Peregrine and Remedy; and the ability of the combined company to compete in highly competitive and rapidly changing markets. The revenues and earnings of the combined company and its ability to achieve the business objectives of Peregrine and Remedy will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of Peregrine and the combined company to expand its operations; risks relating to acquisitions, including potential difficulties in the assimilation of operations and technologies of the acquired company or assets; litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed in the Registration Statement on Form S-4 and each company's periodic filings with the Securities and Exchange Commission.
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                       [LETTERHEAD OF PEREGRINE SYSTEMS]

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine filed a registration statement in connection with the merger, and Remedy has mailed a proxy statement/prospectus to stockholders of Remedy containing information about the merger. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully. The registration statement and the proxy statement/prospectus contain important information about Peregrine, Remedy, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders are able to obtain free copies of the registration statement and the proxy statement/prospectus contained therein through the website maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130, Attention: Investor Relations. Peregrine's telephone number is (858) 481-5000.

In addition to the registration statement and the proxy statement/prospectus, Peregrine and Remedy file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                      INFORMATION CONCERNING PARTICIPANTS

Remedy, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Remedy stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.